

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Sanjeev Narula
Chief Financial Officer
Viatris Inc
1000 Mylan Boulevard
Canonsburg, PA 15317

> **Re: Viatris Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **Form 10-Q for the Quarterly Period ended March 31, 2022**
> **Filed May 9, 2022**
> **File No. 001-39695**

Dear Mr. Narula:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences